UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Northann Corp.

(Name of Company)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

66373M200

(CUSIP Number)

Lin Li

c/o 9820 DINO DRIVE

SUITE 110

ELK GROVE CA 95624

916-573-3803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 66373M200

1	NAME OF REPORTING PERSON:

Lin Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

P.R. China

	7	SOLE VOTING POWER

		19,430,000(1)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		19,430,000(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,430,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.65%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Represents 14,430,000 shares of common stock (the “Common Stock”) and 5,000,000 shares of Series A Preferred Stock (the “Series A Preferred Stock”) owned by the reporting person. Common stock is not convertible into Series A Preferred Stock. Series A Preferred Stock is convertible at any time by the holder thereof into Common Stock on a one-for-one basis. Each holder of Common Stock is entitled to one vote per share and each holder of Series A Preferred Stock is entitled to ten votes per share on all matters submitted to them for vote.

(2)	Calculated based on 26,380,000 shares of Common Stock issued and outstanding as of October 25, 2023, being the sum of (i) 21,380,000 shares of Common Stock, and (ii) 5,000,000 shares of Series A Preferred Stock, assuming conversion of all Series A Preferred Stock into Common Stock on a one-for-one basis.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Northann Corp., a Nevada corporation (the “Issuer”), whose principal executive office is located at 9820 Dino Drive, Suite 110, Elk Grove, CA 95624.

Item 2.	Identity and Background.

(a)	The Statement is filed by Lin Li (the “Reporting Person”).

(b), (c)	The Reporting Person’s principal business address is 9820 Dino Drive, Suite 110, Elk Grove, CA 95624.

(d), (e)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of P.R. China.

Item 3.	Source and Amount of Funds and Other Consideration.

In April 2022, the Reporting Person acquired a total of 28,860,000 shares of Common Stock from the Company and 10,000,000 shares of Series A Preferred Stock. In July 2023, the Company effected a 2-for-1 reverse split of its issued and outstanding shares of Common Stock and Series A Preferred Stock.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock reported herein for investment purposes. Although the Reporting Person has no present intention to acquire additional securities of the Issuer, the Reporting Person intends to review the investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by the Reporting Person in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Person currently expects to take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Company.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Person.

(d)	None.

(e)	N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Person is subject to a lock-up agreement with Craft Capital Management, LLC whereby the Reporting Person has agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Stock or similar securities for a period commencing on the date of the underwriting agreement with Craft Capital Management, LLC and ending six months after such date. A copy of such agreement is filed herewith as Exhibit 1 and is incorporated by reference herein.

To the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed by the Issuer on October 23, 2023)

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2023

/s/ Lin Li
Lin Li